Exhibit 99.1

Semi-Annual Report
As of and for the three and six months ended June 30, 2017

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This Semi-Annual Report, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “target,” “objective,” “goal,” “plan,” “design,” “forecast,” “projection,” “prospects,” or similar terms that are used to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation;exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Semi-Annual Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A.and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Six months ended June 30			Three months ended June 30
2017	2016	(€ million, except shipments, which are in thousands of units, and per share amounts)	2017	2016
2,370	2,364	Combined shipments(1)	1,225	1,233
2,216	2,261	Consolidated shipments(2)	1,138	1,175
55,644	54,463	Net revenues	27,925	27,893
3,402	3,007	Adjusted EBIT(3)	1,867	1,628
1,796	799	Net profit	1,155	321
1,751	1,237	Adjusted net profit(4)	1,080	709
		Earnings per share(5)
1.162	0.518	Basic earnings per share (€)	0.745	0.206
1.149	0.502	Diluted earnings per share (€)	0.737	0.199

(€ million, except number of employees)	At June 30, 2017	At December 31, 2016
Net Debt(6)	(6,175)	(6,568)
Of which: Net Industrial Debt(6)	(4,226)	(4,585)
Total Equity	20,053	19,353
Equity attributable to owners of the parent	19,877	19,168
Available liquidity(7)	19,953	23,801
Number of employees	237,103	234,499
__________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections —Non-GAAP measures, Group Results and Results by Segment in this Semi-Annual Report for further discussion.
(4) Refer to sections —Non-GAAP measures and Group Results in this Semi-Annual Report for further discussion.
(5) Refer to Note 17, Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
(6) Refer to sections —Non-GAAP measures, Group Results and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.
(7) Refer to section —Liquidity and Capital Resources in this Semi-Annual Report for further discussion.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”), financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.

Net Debt and Net Industrial Debt: Refer to the section —Liquidity and Capital Resources below for further discussion.

Adjusted EBIT: excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Refer to the sections —Group Results and —Results by Segment below for further discussion.

Adjusted net profit: is calculated as Net profit excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Refer to the section —Group Results below for further discussion.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (refer to Note 1, Basis of Preparation in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for information on the exchange rates applied). We believe that such results which exclude the effect of currency fluctuations year-on-year, provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016.

	Six months ended June 30		Three months ended June 30
(€ million)	2017	2016	2017	2016
Net revenues	€55,644	€54,463	€27,925	€27,893
Cost of revenues	47,083	46,957	23,495	24,154
Selling, general and other costs	3,747	3,653	1,906	1,897
Research and development costs	1,700	1,565	854	806
Result from investments	202	141	106	79
Reversal of a Brazilian indirect tax liability	895	—	895	—
Gains on disposal of investments	49	5	49	5
Restructuring costs	79	67	44	60
Net financial expenses	805	1,003	369	491
Profit before taxes	3,376	1,364	2,307	569
Tax expense	1,580	565	1,152	248
Net profit	€1,796	€799	€1,155	€321
Net profit attributable to:
Owners of the parent	€1,782	€783	€1,145	€311
Non-controlling interests	€14	€16	€10	€10
Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€55,644	€54,463	2.2%	(0.5)%	Net revenues	€27,925	€27,893	0.1%	(1.7)%
See —Results by Segment below for a discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€47,083	€46,957	0.3%	(2.4)%	Cost of revenues	€23,495	€24,154	(2.7)%	(4.4)%
84.6%	86.2%			Cost of revenues as % of Net Revenues	84.1%	86.6%
The decrease in Cost of revenues for the three months ended June 30, 2017 compared to the corresponding period in 2016 was primarily related to the (i) decrease in volumes, (ii) lower warranty costs, (iii) purchasing savings and (iv) the charges recognized in 2016 for the estimated costs of recall campaigns related to an industry wide recall for airbag inflators manufactured by Takata Corporation. These were partially offset by (v) foreign currency translation effects. The decrease in Cost of revenues was primarily attributable to a decrease in NAFTA, partially offset by increases in LATAM, EMEA and Maserati.

The increase in Cost of revenues for the six months ended June 30, 2017 compared to the corresponding period in 2016 was primarily related to (i) foreign currency translation effects, which were partially offset by the (ii) decrease in volumes, (iii) purchasing savings, (iv) lower warranty costs and (v) the charges recognized in 2016 for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation. The increase in Cost of revenues was primarily attributable to increases in LATAM, EMEA and Maserati, partially offset by the decrease in NAFTA.
For the three and six months ended June 30, 2017, the decrease in Cost of revenues in NAFTA was primarily attributable to the decrease in volumes, purchasing savings, lower warranty costs, as well as the estimated costs related to an industry wide recall for airbag inflators manufactured by Takata Corporation that was recorded in 2016, which were partially offset by foreign currency translation effects. For the three and six months ended June 30, 2017, the increase in Cost of revenues in LATAM was primarily due to an increase in volumes, vehicle mix and foreign currency translation effects while the increase in Cost of revenues for both EMEA and Maserati was primarily attributable to increases in volumes.
Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€3,747	€3,653	2.6%	(0.1)%	Selling, general and other costs	€1,906	€1,897	0.5%	(1.4)%
6.7%	6.7%			Selling, general and other costs as % of Net revenues	6.8%	6.8%
Selling, general and other costs include advertising, personnel, and other costs. Advertising costs accounted for 46.9 percent and 47.3 percent of total Selling, general and other costs for the three months ended June 30, 2017 and 2016, respectively, and 45.8 percent and 46.8 percent for the six months ended June 30, 2017 and 2016, respectively.
The increase in Selling, general and other costs for the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was primarily due to foreign currency translation effects.
Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€869	€862	0.8%	(1.9)%	Research and development expenditures expensed	€440	€434	1.4%	(0.9)%
816	703	16.1%	12.9%	Amortization of capitalized development expenditures	402	372	8.1%	5.9%
15	—	n.m.	n.m.	Impairment and write-off of capitalized development expenditures	12	—	n.m.	n.m.
€1,700	€1,565	8.6%	5.6%	Total Research and development costs	€854	€806	6.0%	3.5%
_______________________________________
n.m. - number is not meaningful

Six months ended June 30			Three months ended June 30
2017	2016		2017	2016
1.6%	1.6%	Research and development expenditures expensed as % of Net revenues	1.6%	1.6%
1.5%	1.3%	Amortization of capitalized development expenditures as % of Net revenues	1.4%	1.3%
—	—	Impairment and write-off of capitalized development expenditures as % of Net revenues	—	—
3.1%	2.9%	Total Research and development cost as % of Net revenues	3.1%	2.9%

The increase in amortization of capitalized development expenditures during the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was mainly attributable to the all-new Maserati Levante, all-new Alfa Romeo Giulia, all-new Alfa Romeo Stelvio and all-new Jeep Compass. The impairment and write-off of capitalized development expenditures during the three and six months ended June 30, 2017 mainly related to the discontinuance of the production of the Fiat Novo Palio in LATAM.
Total research and development expenditures for the three and six months ended June 30, 2017 and 2016 were as follows:

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,351	€1,205	12.1%	Capitalized development expenditures	€677	€644	5.1%
869	862	0.8%	Research and development expenditures expensed	440	434	1.4%
€2,220	€2,067	7.4%	Total Research and development expenditures	€1,117	€1,078	3.6%

60.9%	58.3%		Capitalized development expenditures as % of Total Research and development expenditures	60.6%	59.7%
4.0%	3.8%		Total Research and development expenditures as % of Net revenues	4.0%	3.9%
The increase in capitalized development expenditures during the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was mainly related to NAFTA and partially offset by a decrease in LATAM.
Reversal of a Brazilian indirect tax liability
During the quarter, the Group reversed a Brazilian indirect tax liability of €895 million, reflecting recent court decisions. As this liability related to the Group’s Brazilian operations in multiple segments and given the significant and unusual nature of the item, it was not attributed to the results of the related segments and was excluded from Group Adjusted EBIT (refer to Note 12, Other liabilities).
Net financial expenses

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€805	€1,003	(19.7)%	Net financial expenses	€369	€491	(24.8)%
The decrease in Net financial expenses during the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was primarily due to the continuation of the planned gross debt reduction.

Tax expense

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,580	€565	179.6%	Tax expense	€1,152	€248	364.5%
For the three and six months ended June 30, 2017, the Group’s effective tax rate was 50 percent and 47 percent, respectively. By comparison, for the three and six months ended June 30, 2016, the Group's effective tax rate was 44 percent and 41 percent, respectively. The increase in the effective tax rate was primarily due to a decrease of deferred tax assets in Brazil of €734 million, partially offset by tax benefits recorded on changes to prior years' tax positions finalized in the quarter and improved performance in EMEA and LATAM.
The decrease in the deferred tax assets in Brazil is composed of:

•	€281 million related to the reversal of the Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

These items are excluded from Group Adjusted net profit.

Net profit

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,796	€799	124.8%	Net profit	€1,155	€321	259.8%
The increase in Net profit during the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was primarily due to:

•	improved operating performance;

•
€895 million reversal of a liability, partially offset by a €281 million related decrease in deferred tax assets, related to Brazilian indirect taxes previously accrued by the Group's Brazilian subsidiaries (refer to Note 12, Other liabilities); and

•
€414 million pre-tax charge in 2016 to adjust our warranty provisions for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation.

These were partially offset by:

•	lower Net financial expenses; and

•	the write-off of certain deferred tax assets in Brazil of €453 million (refer to Note 5, Tax expense).

Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€3,402	€3,007	13.1%	10.6%	Adjusted EBIT	€1,867	€1,628	14.7%	11.9%
6.1%	5.5%			Adjusted EBIT margin (%)	6.7%	5.8%
The following table is the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted EBIT:

Six months ended June 30			Three months ended June 30
2017	2016	(€ million)	2017	2016
€1,796	€799	Net profit	€1,155	€321
1,580	565	Tax expense	1,152	248
805	1,003	Net financial expenses	369	491
		Adjustments:
(895)	—	Reversal of a Brazilian indirect tax liability	(895)	—
—	414	Recall campaigns - airbag inflators	—	414
79	67	Restructuring costs	44	60
—	156	NAFTA capacity realignment	—	105
—	19	Currency devaluations	—	—
43	—	Resolution of certain Components legal matters	43	—
55	—	Impairment expense	55	—
(49)	(5)	Gains on disposal of investments(1)	(49)	(5)
(12)	(11)	Other	(7)	(6)
(779)	640	Total Adjustments	(809)	568
€3,402	€3,007	Adjusted EBIT	€1,867	€1,628
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(1) Refer to Note 2, Scope of Consolidation, in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

The following chart presents the change in Adjusted EBIT by segment for the three months ended June 30, 2017 compared to the corresponding period in 2016.
The following chart presents the change in Adjusted EBIT by segment for the six months ended June 30, 2017 compared to the corresponding period in 2016.
Refer to —Results by Segment below for a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).

Adjusted net profit

Six months ended June 30		Increase/(Decrease)		Three months ended June 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,751	€1,237	41.6%	Adjusted net profit	€1,080	€709	52.3%

The increase in Adjusted net profit during the three and six months ended June 30, 2017 compared to the corresponding periods in 2016 was primarily due to improved results in all segments except NAFTA, as well as lower Net financial expenses. In addition to the adjustments excluded from Adjusted EBIT, Adjusted net profit excludes the decrease in deferred tax assets of €281 million related to the reversal of a liability for indirect taxes on revenue previously accrued by the Group's Brazilian subsidiaries and the write-off of deferred tax assets in Brazil of €453 million mentioned above.

The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

Six months ended June 30			Three months ended June 30
2017	2016	(€ million)	2017	2016
€1,796	€799	Net profit	€1,155	€321
(779)	640	Adjustments(1)	(809)	568
—	(202)	Tax impact on adjustments	—	(180)
281	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	281	—
453	—	Brazil deferred tax assets write-off	453	—
(45)	438	Total adjustments, net of taxes	(75)	388
€1,751	€1,237	Adjusted net profit	€1,080	€709
____________________________________
(1) Adjustments are the same items that are excluded from Adjusted EBIT.

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended June 30
(€ million, except shipments which are in thousands of units)	2017	2016	2017	2016	2017	2016
NAFTA	€16,081	€17,479	€1,351	€1,374	576	666
LATAM	2,011	1,469	60	—	132	112
APAC	976	957	44	42	22	23
EMEA	6,010	5,770	200	143	395	367
Maserati	1,074	579	152	36	13	7
Components	2,654	2,430	130	111	—	—
Other activities	191	198	(46)	(37)	—	—
Unallocated items & eliminations(1)	(1,072)	(989)	(24)	(41)	—	—
Total	€27,925	€27,893	€1,867	€1,628	1,138	1,175

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Six months ended June 30
(€ million, except shipments which are in thousands of units)	2017	2016	2017	2016	2017	2016
NAFTA	€33,181	€34,615	€2,592	€2,601	1,185	1,315
LATAM	3,683	2,780	40	11	233	214
APAC	1,642	1,906	65	54	38	48
EMEA	11,640	10,810	378	239	735	671
Maserati	2,023	1,087	259	52	25	13
Components	5,186	4,749	248	197	—	—
Other activities	376	380	(101)	(80)	—	—
Unallocated items & eliminations(1)	(2,087)	(1,864)	(79)	(67)	—	—
Total	€55,644	€54,463	€3,402	€3,007	2,216	2,261
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(1) Primarily includes intercompany transactions which are eliminated in consolidation

The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three and six months ended June 30, 2017 compared to the three and six months ended June 30, 2016. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.
NAFTA

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
1,185	1,315	(9.9)%	—	Shipments (thousands of units)	576	666	(13.5)%	—
€33,181	€34,615	(4.1)%	(6.9)%	Net revenues (€ million)	€16,081	€17,479	(8.0)%	(9.8)%
€2,592	€2,601	(0.3)%	(3.5)%	Adjusted EBIT (€ million)	€1,351	€1,374	(1.7)%	(4.1)%
7.8%	7.5%	+30 bps	—	Adjusted EBIT margin (%)	8.4%	7.9%	+50 bps	—
Three months ended June 30, 2017
The Group's market share(1) in NAFTA of 12.1 percent in the three months ended June 30, 2017 reflected a decrease of 30 bps from 12.4 percent for the same period in 2016. The U.S. market share(1) of 12.4 percent reflected a decrease of 30 bps from 12.7 percent for the same period in 2016, mainly reflecting the discontinuance of the Chrysler 200, Dodge Dart and Jeep Patriot.

Shipments
The decrease in NAFTA shipments in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the planned capacity realignment and the transition to the all-new Jeep Compass.
Net revenues
NAFTA Net revenues in the three months ended June 30, 2017 decreased compared to the same period in 2016, primarily due to:

•	€1.5 billion decrease from lower shipments net of favorable vehicle mix;

•	€0.1 billion from unfavorable net pricing, which improved slightly from Q1 2017; and

•	€0.2 billion for prior year one-off residual values adjustment.

These were partially offset by:

•	€0.3 billion positive foreign exchange translation.

_____________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the three months ended June 30, 2017 compared to the same period in 2016.

The decrease in NAFTA Adjusted EBIT for the three months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	lower shipments, net of favorable vehicle mix;

•	unfavorable net pricing related to incentives and foreign exchange transaction effects; and

•	prior year one-off residual values adjustment (included in Other above).

These were partially offset by:

•	purchasing savings and lower warranty costs, including supplier recoveries; and

•	favorable currency translation.

Six months ended June 30, 2017

Shipments
The decrease in NAFTA shipments in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the discontinuance of the Dodge Dart and Chrysler 200 and Jeep Patriot and the transition to the all-new Jeep Compass due to the planned capacity realignment, as well as reduced fleet volumes.
Net revenues
NAFTA Net revenues in the six months ended June 30, 2017 decreased compared to the same period in 2016, primarily due to:

•	€2.0 billion decrease from lower shipments net of favorable vehicle mix;

•	€0.2 billion from unfavorable net pricing; and

•	€0.2 billion prior year one-off residual values adjustment.

These were partially offset by:

•	€1.0 billion positive foreign exchange translation.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the six months ended June 30, 2017 compared to the same period in 2016.
The slight decrease in NAFTA Adjusted EBIT for the six months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	lower shipments, net of improved mix;

•	unfavorable net price related to incentives and foreign exchange transaction effects; and

•	prior year one-off residual values adjustment (included in Other above).

These were partially offset by:

•	purchasing savings, net of higher product costs for content enhancements, and lower warranty costs, including supplier recoveries; and

•	favorable currency translation.

LATAM

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
233	214	8.9%	—	Shipments (thousands of units)	132	112	17.9%	—
€3,683	€2,780	32.5%	14.7%	Net revenues (€ million)	€2,011	€1,469	36.9%	23.6%
€40	€11	263.6%	320.6%	Adjusted EBIT (€ million)	€60	€—	n.m.	n.m.
1.1%	0.4%	+70 bps	—	Adjusted EBIT margin (%)	3.0%	—%	n.m.	—
____________________________
n.m. = number not meaningful

Three months ended June 30, 2017

The Group's market share(1) in LATAM increased to 12.6 percent in the three months ended June 30, 2017 from 12.5 percent in the same period in 2016. The Group's market share in Brazil in the three months ended June 30, 2017 was slightly down to 17.6 percent from 17.8 percent compared to the same period in 2016.

Shipments
The increase in LATAM shipments in three months ended June 30, 2017 compared to the same period in 2016 was mainly due to the all-new Jeep Compass.

Net revenues
The increase in LATAM Net revenues in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	€0.4 billion from the increase in volumes and favorable vehicle mix; and

•	€0.2 billion from favorable foreign currency exchange translation effects.

_______________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended June 30, 2017 compared to the same period in 2016.

The increase in LATAM Adjusted EBIT for the three months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	increase in volume and positive vehicle mix; and

•	lower advertising costs.

These were partially offset by:

•	increase in product costs driven by inflation and higher depreciation and amortization costs.

Adjusted EBIT for the three months ended June 30, 2017 excluded total charges of €93 million, of which €40 million related to workforce restructuring costs and €53 million of asset impairment charges primarily related to the early discontinuance of Fiat Novo Palio production and certain real estate assets in Venezuela.

Six months ended June 30, 2017
Shipments

The increase in LATAM shipments in the six months ended June 30, 2017 compared to the same period in 2016 was mainly due to the all-new Jeep Compass.
Net revenues
The increase in LATAM Net revenues in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	€0.5 billion from volume and mix; and

•	€0.5 billion from favorable foreign currency exchange translation effects.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the six months ended June 30, 2017 compared to the same period in 2016.

The increase in LATAM Adjusted EBIT for the six months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	increase in volumes and favorable vehicle mix;

•	positive net pricing, mainly in Brazil; and

•	lower advertising costs.

These were partially offset by:

•	increase in product costs driven by inflation; and

•	higher depreciation and amortization related to new vehicles.

Adjusted EBIT for the six months ended June 30, 2017 excluded total charges of €125 million, of which €72 million related to workforce restructuring costs and €53 million of asset impairment charges primarily related to the early discontinuance of Fiat Novo Palio production and certain real estate assets in Venezuela.

Venezuela

We continue to monitor the currency exchange regulations and other factors to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. As of June 30, 2017, we continue to control and therefore consolidate our Venezuelan operations. Due to the political and economic uncertainties in Venezuela, it is possible that we could lose the ability to control, and as a result we would be required to deconsolidate our Venezuelan operations. In addition, it is possible that our Venezuelan operations may require additional financial support during the remainder of 2017, however no determination has been made as to the nature, amount, or timing of any necessary support.

APAC

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
146	109	33.9%	—	Combined shipments (thousands of units)	80	56	42.9%	—
38	48	(20.8)%	—	Consolidated shipments (thousands of units)	22	23	(4.3)%	—
€1,642	€1,906	(13.9)%	(15.3)%	Net revenues (€ million)	€976	€957	2.0%	1.7%
€65	€54	20.4%	22.5%	Adjusted EBIT (€ million)	€44	€42	4.8%	5.3%
4.0%	2.8%	+120 bps	—	Adjusted EBIT margin (%)	4.5%	4.4%	+10 bps	—
Shipments
The continued transition to localized Jeep production through the GAC Fiat Chrysler Automobiles Co. joint venture in China (“GAC FCA JV”) resulted in higher combined shipments (which include shipments from consolidated subsidiaries and unconsolidated joint ventures) and lower consolidated shipments (which only include shipments from consolidated subsidiaries) in the three and six months ended June 30, 2017 compared to the same periods in 2016. The GAC FCA JV was fully operational with the production of three Jeep sport utility vehicle (“SUV”) models (Cherokee, Renegade and all-new Compass) in the three and six months ended June 30, 2017 compared to the production of two Jeep SUV models (Cherokee and Renegade) during the same periods in 2016.
Three months ended June 30, 2017
Net revenues
The increase in APAC Net revenues in the three months ended June 30, 2017 compared to the same period in 2016 was primarily due to favorable vehicle mix.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended June 30, 2017 compared to the same period in 2016.

The slight increase in APAC Adjusted EBIT in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	favorable vehicle mix; and

•	improved results from the GAC FCA JV, included within Other above.

These were partially offset by:

•	higher industrial costs from negative foreign exchange transaction effects; and

•	commercial launch activities related to the Alfa Romeo brand.

Six months ended June 30, 2017
Net Revenues
The decrease in APAC Net revenues in the six months ended June 30, 2017 compared to the same period in 2016 was primarily due to lower consolidated shipments, as described above, partially offset by favorable vehicle mix.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the six months ended June 30, 2017 compared to the same period in 2016.
The increase in APAC Adjusted EBIT in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	favorable vehicle mix, net of lower consolidated shipments; and

•	improved results from the GAC FCA JV, included within Other above.

This was partially offset by:

•	commercial launch activities related to the Alfa Romeo brand; and

•	higher industrial costs from negative foreign exchange transaction effects.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
735	671	9.5%	—	Shipments (thousands of units)	395	367	7.6%	—
€11,640	€10,810	7.7%	8.0%	Net revenues (€ million)	€6,010	€5,770	4.2%	4.5%
€378	€239	58.2%	57.2%	Adjusted EBIT (€ million)	€200	€143	39.9%	37.9%
3.2%	2.2%	+100 bps	—	Adjusted EBIT margin (%)	3.3%	2.5%	+80 bps	—
Three months ended June 30, 2017
In the three months ended June 30, 2017, the Group's market share(1) in the European Union for passenger cars increased 40 bps to 7.2 percent from 6.8 percent in the same period in 2016, while the Group's market share for light commercial vehicles increased by 20 bps to 13.2 percent in the three months ended June 30, 2017 from 13.0 percent in the same period in 2016.
Shipments
The increase in EMEA shipments in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the Fiat Tipo family, all-new Alfa Romeo Giulia and all-new Alfa Romeo Stelvio.

Net revenues
The increase in EMEA Net revenues in the three months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to the increase in volumes, driven by the Fiat Tipo family as described above, partially offset by negative net pricing, including negative foreign exchange transaction effect from the British Pound sterling.

___________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended June 30, 2017 compared to the same period in 2016.

The increase in EMEA Adjusted EBIT in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix; and

•	lower industrial costs mainly due to purchasing and manufacturing efficiencies, net of higher research and development expenses.

This was partially offset by:

•	unfavorable net pricing, related to higher incentives and negative foreign exchange transaction effect from the British Pound sterling.

Six months ended June 30, 2017
In the six months ended June 30, 2017, the Group's market share(1) in the European Union for passenger cars increased 30 bps to 7.1 percent from 6.8 percent in the same period in 2016, while the Group's market share for light commercial vehicles remained flat at 12.1 percent in the six months ended June 30, 2017.
Shipments
The increase in EMEA shipments in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the Fiat Tipo family, all-new Alfa Romeo Giulia, all-new Alfa Romeo Stelvio, as well as the Fiat Professional Talento.

Net revenues
The increase in EMEA Net revenues in the six months ended June 30, 2017 compared to the same period in 2016 was mainly attributable to:

•
the increase in volumes, as described above; and favorable vehicle mix mainly driven by the all-new Alfa Romeo Giulia and all-new Alfa Romeo Stelvio, partially offset by negative net pricing, including devaluation of the British Pound sterling.

Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the six months ended June 30, 2017 compared to the same period in 2016.

The increase in EMEA Adjusted EBIT in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix; and

•	lower industrial costs mainly due to purchasing and manufacturing efficiencies, partially offset by higher amortization of development costs and depreciation related to new vehicles.

These were partially offset by:

•	unfavorable net pricing, related to higher incentives and negative foreign exchange transaction effects; and

•	an increase in SG&A mainly due to higher advertising costs to support new product launches.

Maserati

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
25.1	13.2	90.2%	—	Shipments (thousands of units)	13.2	6.9	91.3%	—
€2,023	€1,087	86.1%	86.0%	Net revenues (€ million)	€1,074	€579	85.5%	86.4%
€259	€52	398.1%	403.9%	Adjusted EBIT (€ million)	€152	€36	322.2%	331.1%
12.8%	4.8%	+800 bps	—	Adjusted EBIT margin (%)	14.2%	6.2%	+800 bps	—
Three months ended June 30, 2017
Shipments
The increase in Maserati shipments in the three months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the all-new Levante. Maserati shipments increased in the following key markets: Europe (+93 percent), China (+146 percent) and North America (+50 percent).
Net revenues
The increase in Maserati Net revenues in the three months ended June 30, 2017 compared to the same period in 2016 was primarily due to higher shipments.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the three months ended June 30, 2017 compared to the same period in 2016 was primarily due to the increase in shipments.

Six months ended June 30, 2017
Shipments
The increase in Maserati shipments in the six months ended June 30, 2017 compared to the same period in 2016 was primarily attributable to the all-new Levante. Maserati shipments increased in the following key markets: Europe (+101 percent), China (+125 percent) and North America (+63 percent).
Net revenues
The increase in Maserati Net revenues in the six months ended June 30, 2017 compared to the same period in 2016 was primarily due to higher shipments and favorable vehicle and market mix.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the six months ended June 30, 2017 compared to the same period in 2016 was primarily due to:

•	increase in shipments and favorable mix.
This was partially offset by:

•	higher depreciation and amortization costs.

Components

		Increase/(Decrease)					Increase/(Decrease)
Six months ended June 30		2017 vs. 2016			Three months ended June 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
€5,186	€4,749	9.2%	7.1%	Net revenues (€ million)	€2,654	€2,430	9.2%	7.6%
€248	€197	25.9%	25.0%	Adjusted EBIT (€ million)	€130	€111	17.1%	16.0%
4.8%	4.1%	+70 bps	—	Adjusted EBIT margin (%)	4.9%	4.6%	+30 bps	—

Three months ended June 30, 2017
Net revenues
The increase in Net revenues in the three months ended June 30, 2017 compared to the same period in 2016 was mainly due to higher volumes across all three businesses (Magneti Marelli, Comau and Teksid). Magneti Marelli and Comau non-captive Net revenues during the three months ended June 30, 2017 were 65 percent and 72 percent respectively.
Adjusted EBIT
The increase in Adjusted EBIT in the three months ended June 30, 2017 compared to the same period in 2016 was primarily related to:

•	the positive effect from volume; and

•	industrial efficiencies.

Adjusted EBIT for the three months ended June 30, 2017 excludes charges of €42 million, primarily related to the resolution of certain long-standing legal matters.

Six months ended June 30, 2017
Net revenues
The increase in Net revenues in the six months ended June 30, 2017 compared to the same period in 2016 was mainly due to higher volumes from all three businesses (Magneti Marelli, Comau and Teksid) that were primarily driven by Comau's automation systems business line and Magneti Marelli. Magneti Marelli and Comau non-captive Net revenues during the six months ended June 30, 2017 were 66 percent and 71 percent respectively.
Adjusted EBIT
The increase in Adjusted EBIT in the six months ended June 30, 2017 compared to the same period in 2016 was primarily related to:

•	the positive effect from volume; and

•	industrial efficiencies.

Adjusted EBIT for the six months ended June 30, 2017 excludes charges of €40 million, primarily related to the resolution of certain long-standing legal matters.

Liquidity and Capital Resources

Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At June 30, 2017	At December 31, 2016
Cash, cash equivalents and current securities(1)	€12,503	€17,559
Undrawn committed credit lines(2)	7,450	6,242
Available liquidity(3)	€19,953	€23,801
____________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.2 billion long-term dedicated credit lines available to fund scheduled investments at June 30, 2017 (€0.3 billion was undrawn at December 31, 2016).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at June 30, 2017 decreased €3.8 billion from the available liquidity at December 31, 2016 primarily as a result of (i) the U.S.$1,826 million (€1,721 million) of cash used for the voluntary prepayment of the outstanding principal and accrued interest of FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”) and (ii) the repayment of two notes at maturity, one with a principal amount of €850 million and one with a principal amount of €1,000 million and (iii) negative foreign exchange conversion effects of €0.7 billion, which were partially offset by (iv) the increase of the Group's syndicated revolving credit facility of €1.25 billion, as described below. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section —Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current securities available at June 30, 2017, €6.2 billion, or 49.6 percent, were denominated in U.S. Dollar (€9.8 billion, or 55.7 percent, at December 31, 2016) and €2.8 billion, or 22.4 percent, were denominated in Euro (€3.3 billion, or 18.8 percent, at December 31, 2016).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017. The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
On April 12, 2017, FCA US amended the credit agreement that governs its tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”). The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. If FCA US voluntarily refinances or re-prices all or any portion of the Tranche B Term Loan due 2018 on or before the six-month anniversary of the effective date of the amendment, under certain circumstances, FCA US will be obligated to pay a call premium equal to 1.00 percent of the principal amount refinanced or re-priced. After October 12, 2017, FCA US may refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty.

Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.
At June 30, 2017, undrawn committed credit lines totaling €7.45 billion included the €6.25 billion RCF and €1.2 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.

Fiat Chrysler Finance US Inc.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”) was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. FCF US is a finance subsidiary as defined in Rule 3-10(b) of Regulation S-X. On May 9, 2017, FCF US registered debt securities with the SEC pursuant to the filing of an automatically effective shelf registration statement on Form F-3. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.
Medium Term Note (“MTN”) Programme (previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme).
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million and in June 2017, the Group repaid a note at maturity with a principal amount of €1,000 million.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2017 and 2016. Refer to our Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016 included elsewhere in this Semi-Annual Report for additional detail.

	Six months ended June 30
(€ million)	2017	2016
Cash flows from operating activities	€4,518	€4,653
Cash flows used in investing activities	(4,469)	(3,999)
Cash flows used in financing activities	(4,373)	(2,990)
Translation exchange differences	(688)	(182)
Total change in cash and cash equivalents	(5,012)	(2,518)
Cash and cash equivalents at beginning of the period	17,318	20,662
Cash and cash equivalents at end of the period	€12,306	€18,144

Operating Activities

For the six months ended June 30, 2017, cash flows from operating activities were primarily the result of Net profit of €1,796 million adjusted: (1) to add back €3,113 million for depreciation and amortization expense and (2) for the negative effect of the change in working capital of €356 million, which was primarily driven by (i) an increase of €1,106 million in inventories mainly due to volume increases in EMEA, LATAM and Maserati, (ii) an increase of €208 million in trade receivables and (iii) an increase of €109 million in other payables and receivables, partially offset by (iv) an increase of €1,067 million in trade payables mainly due to increased production volumes in NAFTA as compared to the quarter to December 2016.

For the six months ended June 30, 2016, cash flows from operating activities were primarily the result of (i) Net profit of €799 million adjusted to add back depreciation and amortization expense of €2,966 million (ii) a net increase of €676 million in provisions, mainly due to the increase in the warranty provision in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata and (iii) €109 million dividends received from jointly-controlled entities, which were partially offset by (iv) the negative effect of the change in working capital of €47 million.
Investing Activities
For the six months ended June 30, 2017, cash used in investing activities was primarily the result of €4,437 million of capital expenditures, including €1,351 million of capitalized development expenditures. An increase in the portfolio of financial services companies of €231 million, mainly attributed to increased dealer and retail financing in APAC, partially offset by the proceeds received of €144 million from the sale of the investment in CNH Industrial N.V. (“CNHI”), which was recognized in the Change in securities line item within the Statement of Cash Flows (refer to Note 13, Fair Value Measurement, in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report).
For the six months ended June 30, 2016, cash used in investing activities was primarily the result of (i) €3,873 million of capital expenditures, including €1,205 million of capitalized development expenditures primarily related to the operations in NAFTA and EMEA and (ii) a total of €102 million for investments in joint ventures, associates and unconsolidated subsidiaries, which primarily related to an additional investment in GAC FCA JV.
Financing Activities
For the six months ended June 30, 2017, cash used in financing activities was primarily the result of (i) the voluntary prepayment of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) of the FCA US Tranche B Term Loan due 2017 and (ii) the repayment at maturity of two notes under the MTN Programme, one with a principal amount of €850 million and one with a principal amount of €1,000 million, and the net prepayment of other debt, primarily in Brazil.
For the six months ended June 30, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal of U.S.$2.0 billion (€1.8 billion) of FCA US's Tranche B Term Loan due 2017 and Tranche B Term Loan due 2018, (ii) repayments of other medium-term borrowings for a total of €1,476 million and (iii) the repayment at maturity of a note issued under the MTN Programme for a total principal amount of €1,000 million, which were partially offset by (iv) proceeds from the issuance of notes under the MTN Programme for a total principal amount of €1,250 million and (v) proceeds from new medium-term borrowings for a total of €368 million.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.

Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance, however it should not be considered as a substitute for cash flow or other methods of analyzing our results as reported under IFRS. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt.
The following table summarizes our Net debt and Net industrial debt at June 30, 2017 and December 31, 2016 and provides a reconciliation of Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position, to Net debt.

	At June 30, 2017			At December 31, 2016
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third party debt (principal)	€(17,876)	€(1,340)	€(19,216)	€(22,499)	€(1,535)	€(24,034)
Capital market(1)	(9,990)	(377)	(10,367)	(12,055)	(417)	(12,472)
Bank debt	(6,568)	(786)	(7,354)	(9,026)	(733)	(9,759)
Other debt(2)	(1,318)	(177)	(1,495)	(1,418)	(385)	(1,803)
Accrued interest and other adjustments(3)	78	(2)	76	(11)	(3)	(14)
Debt	(17,798)	(1,342)	(19,140)	(22,510)	(1,538)	(24,048)
Intercompany, net(4)	797	(797)	—	627	(627)	—
Current financial receivables from jointly-controlled financial services companies(5)	166	—	166	80	—	80
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(16,835)	(2,139)	(18,974)	(21,803)	(2,165)	(23,968)
Derivative financial assets/(liabilities), net and collateral deposits(6)	265	31	296	(144)	(6)	(150)
Current Available-for-sale and Held-for-trading-securities	192	5	197	204	37	241
Cash and cash equivalents	12,152	154	12,306	17,167	151	17,318
Debt classified as held for sale	—	—	—	(9)	—	(9)
Total Net debt	€(4,226)	€(1,949)	€(6,175)	€(4,585)	€(1,983)	€(6,568)
 ____________________________________________________________________________________________________
(1) Includes notes (€9,976 million at June 30, 2017 and €12,055 million at December 31, 2016) and other debt instruments (€377 million at June 30, 2017 and €417 million at December 31, 2016) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes the Canada Health Care Trust (“HCT”) notes (€228 million at June 30, 2017 and €261 million at December 31, 2016), asset backed financing, (i.e., sales of receivables for which de-recognition is not allowed under IFRS) (€182 million at June 30, 2017 and €411 million at December 31, 2016), arrangements accounted for as a lease under IFRIC 4-Determining whether an arrangement contains a lease, and other financial payables.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest as well as other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€940 million at June 30, 2017 and €755 million at December 31, 2016) and industrial activities entities' financial payables due to financial services entities (€143 million at June 30, 2017 and €128 million at December 31, 2016).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €198 million at June 30, 2017 and net negative €218 million at December 31, 2016) and collateral deposits (€98 million at June 30, 2017 and €68 million at December 31, 2016).

At June 30, 2017, Net debt of €6,175 million was €393 million lower than Net debt of €6,568 million at December 31, 2016. Net debt from industrial activities decreased by €359 million, reflecting the €144 million proceeds received from the sale of the investment in CNHI and positive effects from foreign exchange. Cash flow from operations was offset by capital expenditures in the period (refer to —Cash Flows - Operating Activities, above).

Net debt from financial services decreased by €34 million, driven by foreign exchange conversion effects which offset the increase in financed volumes, primarily in APAC.

Important events during the six months ended June 30, 2017

On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan. The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.

In March 2017, the Group repaid a note at maturity with a principal amount of €850 million.

In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015. The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor.

On March 21, 2017, the Group completed the sale of its available-for-sale investment in CNHI, which consisted of 15,948,275 common shares representing 1.17 percent of CNHI’s common shares for an amount of €144 million. The sale did not result in a material gain. The additional 15,948,275 special voting shares owned by the Group, which had not been attributed any value, expired upon the sale of the CNHI common shares.

On March 30, 2017, Moody's Investors Service improved FCA's outlook to positive from stable and affirmed the Ba3 corporate credit rating.

On April 12, 2017, FCA US amended the credit agreement that governs the Tranche B Term Loan due 2018. The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated (refer to Note 11, Debt).

On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with concerns raised by the U.S. Environmental Protection Agency (“EPA”) in its Notice of Violation dated January 12, 2017 (refer to Note 15 - Guarantees granted, commitments and contingent liabilities).

In June 2017, the Group repaid a note at maturity with a principal amount of €1,000 million.

In June 2017, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), transferred 100 percent of the shares of Itedi to GEDI Gruppo Editoriale S.p.A. (“GEDI”), previously known as Gruppo Editoriale L’Espresso S.p.A. in exchange for newly-issued shares resulting in CIR S.p.A., the controlling shareholder of GEDI, holding a 43.4 percent ownership interest in GEDI, FCA holding 14.63 percent and Ital Press holding 4.37 percent. As a result, the Group recorded a gain of €49 million within Gains on disposal of investments in the Condensed Consolidated Income Statements for the three and six months ended June 30, 2017. The Group's interest in GEDI was distributed to holders of FCA common stock on July 2, 2017 (refer to Note 19, Subsequent Events).
During the quarter ended June 30, 2017, Brazilian courts have been consistent in applying the merits of the Brazilian Supreme Court’s March 15, 2017 ruling, including lower court decisions on our and other related indirect tax cases. The Supreme Court ruled that state value added tax should be excluded from the base for calculating a federal tax on revenue. As a result, the Group believes that the likelihood of economic outflow related to such indirect taxes is no longer probable and reversed a liability of €895 million, along with a corresponding reversal of the related €281 million of deferred tax assets, (refer to Note 12, Other liabilities in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for further information).

During the six months ended June 30, 2017, the all-new Jeep Compass and the all-new Alfa Romeo Stelvio debuted in Europe at the 2017 Geneva International Motor Show. In addition, the Alfa Romeo Giulia was launched in China.

Risks and Uncertainties

Except as noted below, the Group believes that the risks and uncertainties identified for the six months ended June 30, 2017 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2016 filed with the SEC on February 28, 2017 and in the Annual Report for the year ended December 31, 2016 filed with the AFM also on February 28, 2017. Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

Regarding the risk factor, We are subject to risks relating to international markets and exposure to changes in local conditions and trade policies, as well as economic, geopolitical or other events, the Group adds the following:

“In late July 2017, the Brazilian tax authorities issued an instruction that could affect our ability to apply federal tax credits generated in certain operations to offset federal taxes arising from other operations. We are assessing the impact of this particular instruction and given the current economic conditions in Brazil, new tax laws or changes to the application of existing tax laws could have a material adverse effect on our business, financial condition and results of operations.”

Outlook
The Group confirms full-year guidance for 2017:

Net revenues	€115 - €120 billion
Adjusted EBIT	> €7.0 billion
Adjusted net profit	> €3.0 billion
Net industrial debt	< €2.5 billion

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Net revenues	3	€27,925	€27,893	€55,644	€54,463
Cost of revenues		23,495	24,154	47,083	46,957
Selling, general and other costs		1,906	1,897	3,747	3,653
Research and development costs		854	806	1,700	1,565
Result from investments		106	79	202	141
Reversal of a Brazilian indirect tax liability	12	895	—	895	—
Gains on disposal of investments		49	5	49	5
Restructuring costs		44	60	79	67
Net financial expenses	4	369	491	805	1,003
Profit before taxes		2,307	569	3,376	1,364
Tax expense	5	1,152	248	1,580	565
Net profit		€1,155	€321	€1,796	€799

Net profit attributable to:
Owners of the parent		1,145	311	1,782	783
Non-controlling interests		10	10	14	16
		€1,155	€321	€1,796	€799

Earnings per share:	17
Basic earnings per share		€0.745	€0.206	€1.162	€0.518
Diluted earnings per share		€0.737	€0.199	€1.149	€0.502

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2017	2016	2017	2016
Net profit (A)		€1,155	€321	€1,796	€799

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	16
Gains on re-measurement of defined benefit plans		—	—	—	2
Tax effect		—	—	—	(2)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	—	—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	16
Gains/(Losses) on cash flow hedging instruments		79	(54)	140	(172)
Gains/(Losses) on available-for-sale financial assets		—	3	11	(12)
Foreign exchange (losses)/gains		(1,155)	394	(1,171)	(169)
Share of Other comprehensive loss for equity method investees		(26)	(14)	(47)	(48)
Tax effect		7	23	(3)	87
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(1,095)	352	(1,070)	(314)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(1,095)	352	(1,070)	(314)

Total Comprehensive income (A)+(B)		€60	€673	€726	€485

Total Comprehensive income attributable to:
Owners of the parent		€50	€660	€711	€469
Non-controlling interests		10	13	15	16
		€60	€673	€726	€485

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2017	At December 31, 2016
Assets
Goodwill and intangible assets with indefinite useful lives		€14,067	€15,222
Other intangible assets		11,403	11,422
Property, plant and equipment		29,582	30,431
Investments accounted for using the equity method		1,877	1,793
Other financial assets	13	541	649
Deferred tax assets		2,400	3,699
Trade and other receivables	7	674	581
Tax receivables		90	93
Accrued income and prepaid expenses		352	372
Other non-current assets		378	359
Total Non-current assets		61,364	64,621
Inventories	6	12,781	12,121
Assets sold with a buy-back commitment		2,405	1,533
Trade and other receivables	7	7,404	7,273
Tax receivables		174	206
Accrued income and prepaid expenses		404	389
Other financial assets	13	584	762
Cash and cash equivalents		12,306	17,318
Assets held for sale		—	120
Assets held for distribution		59	—
Total Current assets		36,117	39,722
Total Assets		€97,481	€104,343
Equity and liabilities
Equity	16
Equity attributable to owners of the parent		€19,877	€19,168
Non-controlling interests		176	185
Total Equity		20,053	19,353
Liabilities
Long-term debt	11	13,940	16,111
Employee benefits liabilities	9	8,606	9,052
Provisions	10	5,967	6,520
Other financial liabilities	13	17	16
Deferred tax liabilities		236	194
Other liabilities	12	2,555	3,628
Total Non-current liabilities		31,321	35,521
Trade payables		22,626	22,655
Short-term debt and current portion of long-term debt	11	5,200	7,937
Other financial liabilities	13	159	681
Employee benefits liabilities	9	622	811
Provisions	10	8,648	9,317
Other liabilities	12	8,852	7,971
Liabilities held for sale		—	97
Total Current liabilities		46,107	49,469
Total Equity and liabilities		€97,481	€104,343

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30
	Note	2017	2016
Cash flows from operating activities:
Net profit		€1,796	€799
Amortization and depreciation		3,113	2,966
Change in inventories, trade and other receivables and payables		(356)	(47)
Dividends received		46	109
Change in provisions		(353)	676
Change in deferred taxes	5	459	94
Other changes		(187)	56
Total		4,518	4,653
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(4,437)	(3,873)
Investments in joint ventures, associates and unconsolidated subsidiaries		—	(102)
Proceeds from disposal of other investments		—	40
Net change in receivables from financing activities		(231)	(133)
Change in securities		174	53
Other changes		25	16
Total		(4,469)	(3,999)
Cash flows used in financing activities:
Issuance of notes		—	1,250
Repayment of notes	11	(1,850)	(1,000)
Issuance of other long-term debt		471	368
Repayment of other long-term debt	11	(2,438)	(3,276)
Net change in short-term debt and other financial assets/liabilities		(552)	(192)
Other changes		(4)	(140)
Total		(4,373)	(2,990)
Translation exchange differences		(688)	(182)
Total change in Cash and cash equivalents		(5,012)	(2,518)
Cash and cash equivalents at beginning of the period		17,318	20,662
Cash and cash equivalents at end of the period		€12,306	€18,144

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

        FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2015	€17	€15,455	€70	€2,492	€(26)	€(1,098)	€(105)	€163	€16,968
Net profit	—	783	—	—	—	—	—	16	799
Other comprehensive loss	—	—	(85)	(169)	(12)	—	(48)	—	(314)
Share-based compensation	—	48	—	—	—	—	—	—	48
Capital increase	—	—	—	—	—	—	—	14	14
Other changes(1)	—	(67)	49	(36)	—	6	—	1	(47)
At June 30, 2016	€17	€16,219	€34	€2,287	€(38)	€(1,092)	€(153)	€194	€17,468
____________________________________________________________________________________________
(1) Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A.

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
December 31, 2016	€19	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
Net profit	—	1,782	—	—	—	—	—	14	1,796
Disposal of publishing business(1)	—	(64)	—	—	—	5	—	(28)	(87)
Other comprehensive income/(loss)	—	—	134	(1,169)	11	—	(47)	1	(1,070)
Share-based compensation(2)	—	63	—	—	—	—	—	—	63
Other changes	—	(6)	—	—	—	—	—	4	(2)
At June 30, 2017	€19	€19,087	€71	€1,743	€—	€(763)	€(280)	€176	€20,053
______________________________________
(1) Refer to Note 2, Scope of Consolidation
(2) Includes €17 million tax benefit related to the long-term incentive plans.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Semi-Annual condensed consolidated financial statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 31, 2017 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2016 included within the 2016 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2016”). The accounting policies are consistent with those used at December 31, 2016, except as described in the section —New standards and amendments effective from January 1, 2017 below.
Basis of preparation
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2016.
New standards and amendments effective from January 1, 2017
The following amendments, which were effective from January 1, 2017, were adopted by the Group. The adoption of these amendments had no effect on the Semi-Annual Condensed Consolidated Financial Statements.

•	Amendments to IAS 12 - Income Taxes (“IAS12”) that clarify how to account for deferred tax assets related to debt instruments measured at fair value.

_____________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2016 for a description of new standards not yet effective as of June 30, 2017.

•
With regards to IFRS 15 – Revenue from contracts with customers (“IFRS 15”), which was issued by the IASB in May 2014 and amended in September 2015 and which has an effective date from January 1, 2018, the Group expects to adopt the provisions of IFRS 15 and all its amendments using the modified retrospective method with a cumulative adjustment to equity as of January 1, 2018. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive using a five-step process. The new standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. We expect that the majority of our revenue will continue to be recognized in a manner consistent with accounting guidance in prior years with the exception of the sale of vehicles that are subject to a guaranteed resale value with a put option. Under the new standard, such vehicles with a put option for which the customer does not have a significant economic incentive to exercise, will be recognized as revenue when control transfers upon shipment of the vehicles, rather than treated as an operating lease in accordance with prior guidance. The initial impact of this change will depend on the quantity of vehicles subject to these terms as of December 31, 2017. The Group is still evaluating the potential impact to its Components reportable segment, specifically as it relates to long-term production contracts.

•
In May 2017, the IASB issued IFRS 17 Insurance Contracts, which replaces IFRS 4 Insurance Contracts. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner and insurance obligations to be accounted for using current values, instead of historical cost. The new standard requires current measurement of the future cash flows and the recognition of profit over the period that services are provided under the contract. IFRS 17 also requires entities to present insurance service results (including presentation of insurance revenue) separately from insurance finance income or expenses, and requires an entity to make an accounting policy choice of whether to recognize all insurance finance income or expenses in profit or loss or to recognize some of those income or expenses in other comprehensive income. The standard is effective for annual periods beginning on or after January 1, 2021 with earlier adoption permitted. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of a tax-related contingencies within IAS 12. The Interpretation is applicable for annual reporting periods beginning on or after January 1, 2019 and it provides a choice of two transition approaches: (i) retrospective application using IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, only if the application is possible without the use of hindsight, or (ii) retrospective application with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application and without restatement of the comparative information. The date of initial application is the beginning of the annual reporting period in which an entity first applies this Interpretation. We are currently evaluating the implementation and the impact of adoption of the Interpretation on our Consolidated Financial Statements.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2017	At June 30, 2017	At December 31, 2016	For the six months ended June 30, 2016	At June 30, 2016
U.S. Dollar (U.S.$)	1.083	1.141	1.054	1.116	1.110
Brazilian Real (BRL)	3.443	3.760	3.431	4.130	3.590
Chinese Renminbi (CNY)	7.445	7.739	7.320	7.296	7.376
Canadian Dollar (CAD)	1.445	1.479	1.419	1.484	1.438
Mexican Peso (MXN)	21.044	20.584	21.772	20.169	20.635
Polish Zloty (PLN)	4.269	4.226	4.410	4.368	4.436
Argentine Peso (ARS)	16.997	18.802	16.707	15.973	16.599
Pound Sterling (GBP)	0.861	0.879	0.856	0.779	0.827
Swiss Franc (CHF)	1.077	1.093	1.074	1.096	1.087

2. Scope of consolidation
On August 1, 2016, FCA announced the signing of a framework agreement which set out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA has a 77 percent ownership interest, and the Italian media group, GEDI Gruppo Editoriale S.p.A. (“GEDI”), previously known as Gruppo Editoriale L’Espresso S.p.A., (the “Merger”). All the conditions precedent for the Merger were met and all regulatory approvals from Italian state authorities that regulate the publishing and media sectors were received in June 2017. All the necessary steps for the Merger were completed and on June 27, 2017, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), transferred 100 percent of the shares of Itedi to GEDI in exchange for newly issued GEDI shares, resulting in CIR S.p.A., the controlling shareholder of GEDI, holding a 43.4 percent ownership interest in GEDI, FCA holding 14.63 percent and Ital Press holding 4.37 percent. As a result, the Group recorded a gain of €49 million within Gains on disposal of investments in the Condensed Consolidated Income Statements for the three and six months ended June 30, 2017.
The newly issued GEDI shares, which were recognized at their fair value of €58 million, were classified within Assets held for distribution in the Condensed Consolidated Statement of Financial Position at June 30, 2017 as the Group's interest in GEDI have been distributed on July 2, 2017 to holders of FCA common stock. Refer to Note 19, Subsequent events, for further information.

3. Net revenues
Net revenues were as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	(€ million)
Revenues from:
Sales of goods	€26,935	€27,076	€53,780	€52,790
Services provided	585	538	1,145	1,095
Contract revenues	256	116	453	307
Interest income of financial services activities	34	36	75	71
Lease installments from assets sold with a buy-back commitment	115	127	191	200
Total Net revenues	€27,925	€27,893	€55,644	€54,463

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	(€ million)
Interest income and other financial income	€47	€50	€93	€100

Financial expenses:
Interest expense and other financial expenses	291	326	631	721
Write-down of financial assets	2	15	8	28
Losses on disposal of securities	2	5	5	5
Net interest expense on employee benefits provisions	77	86	157	171
Total Financial expenses	372	432	801	925

Net expenses from derivative financial instruments and exchange rate differences	44	109	97	178

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	416	541	898	1,103

Net financial expenses	€369	€491	€805	€1,003

5. Tax expense

Tax expense was as follows:

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	(€ million)
Current tax expense	€173	€146	€459	€461
Deferred tax expense	1,045	95	1,169	97
Tax (benefit)/expense relating to prior periods	(66)	7	(48)	7
Total Tax expense	€1,152	€248	€1,580	€565
For the three and six months ended June 30, 2017, the Group's effective tax rate was 50 percent and 47 percent respectively. By comparison, for the three and six months ended June 30, 2016, the group's effective tax rate was 44 percent and 41 percent respectively. The increase in the effective tax rate was primarily due to a decrease of deferred tax assets in Brazil of €734 million, partially offset by tax benefits recorded on changes to prior years' tax positions finalized in the quarter.
The decrease in the deferred tax assets in Brazil is composed of;

•	€281 million related to the release of the Brazilian indirect tax liability (refer to Note 12, Other liabilities); and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery, largely resulting from increased political uncertainty and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

6. Inventories

	At June 30, 2017	At December 31, 2016
	(€ million)
Raw materials, supplies and finished goods	€12,597	€12,056
Amount due from customers for contract work	184	65
Total Inventories	€12,781	€12,121
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2017	At December 31, 2016
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€954	€959
Less: Progress billings	(1,062)	(1,130)
Construction contracts, net of advances on contract work	(108)	(171)
Amount due from customers for contract work as an asset	184	65
Less: Amount due to customers for contract work as a liability included in Other liabilities - current (Note 12)	(292)	(236)
Construction contracts, net of advances on contract work	€(108)	€(171)

7. Trade and other receivables
Trade and other receivables consisted of the following:

	At June 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,569	€—	€2,569	€2,479	€—	€2,479
Receivables from financing activities	2,510	145	2,655	2,407	171	2,578
Other receivables	2,325	529	2,854	2,387	410	2,797
Total Trade and other receivables	€7,404	€674	€8,078	€7,273	€581	€7,854

Receivables from financing activities included the following:

	At June 30, 2017	At December 31, 2016
	(€ million)
Dealer financing	€2,051	€2,115
Retail financing	306	286
Finance leases	6	6
Other	292	171
Total Receivables from financing activities	€2,655	€2,578

Transfer of assets
At June 30, 2017, the Group had receivables that had not yet come due, which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €7,156 million (€6,573 million at December 31, 2016). The transfers related to trade receivables and other receivables for €5,988 million (€5,467 million at December 31, 2016) and financial receivables for €1,168 million (€1,106 million at December 31, 2016). These amounts included receivables of €4,302 million (€4,077 million at December 31, 2016), mainly due from the sales network, transferred to FCA Bank, our jointly controlled financial services company.

8. Share-based compensation

Performance Share Units

In March 2017, FCA awarded a total of 2,264,000 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan, as described in Note 27, Equity, in the FCA Consolidated Financial Statements at December 31, 2016. The PSU awards, which represent the right to receive FCA common shares, have financial performance goals that include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) covering a three-year period from 2016 to 2018 and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covers a two-year period starting in December 2016 through 2018. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.26 million units. The PSU awards will vest in the first quarter of 2019 if the respective performance goals for the years 2016 to 2018 are achieved.

The vesting of the PSU NI awards will be determined by comparing the Group's net profit excluding unusual items to the net income targets derived from the Group's business plan for the corresponding period. The performance period for the PSU NI awards commenced on January 1, 2016. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.
Restricted Share Units
In March 2017, FCA awarded 2,264,000 Restricted Share Units (“RSUs”) to certain key employees of the Company which represent the right to receive FCA common shares. These shares will vest in two equal tranches in the first quarter of 2018 and 2019. The fair values of the awards were measured using the FCA stock price on the grant date.

Including previously granted awards, total expense for the PSU and RSU awards of €20 million and €46 million was recorded for the three and six months ended June 30, 2017, respectively. Total expense for the PSU and RSU awards of €24 million and €48 million was recorded for the three and six months ended June 30, 2016, respectively.
Anti-dilution
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding PSU awards and RSU awards at December 31, 2016 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

9. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€36	€4,805	€4,841	€38	€4,980	€5,018
Health care and life insurance plans	135	2,143	2,278	145	2,321	2,466
Other post-employment benefits	100	840	940	110	877	987
Other provisions for employees	351	818	1,169	518	874	1,392
Total Employee benefits liabilities	€622	€8,606	€9,228	€811	€9,052	€9,863
Pension and OPEB costs included in the Condensed Consolidated Income Statement were as follows:

	Three months ended June 30
	2017		2016
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€43	€8	€41	€9
Interest expense	276	28	287	31
Interest (income)	(230)	—	(234)	—
Other administrative costs	23	—	22	—
Total	€112	€36	€116	€40

	Six months ended June 30
	2017		2016
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€88	€16	€81	€20
Interest expense	563	57	575	60
Interest (income)	(469)	—	(468)	—
Other administrative costs	47	—	50	—
Total	€229	€73	€238	€80
A total of €84 million of contributions to our pension plans were made in the six months ended June 30, 2017.

10. Provisions

	At June 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,703	€4,224	€6,927	€2,905	€4,637	€7,542
Sales incentives	5,122	—	5,122	5,749	—	5,749
Other provisions and risks	823	1,743	2,566	663	1,883	2,546
Total Provisions	€8,648	€5,967	€14,615	€9,317	€6,520	€15,837
Due to the continued macroeconomic weakness and expected slower pace of economic recovery in Brazil, a total provision of €76 million was recognized at June 30, 2017 for workforce restructuring costs, of which €72 million was recognized within the LATAM segment and €4 million was recognized within the Components segment (refer to Note 18, Segment reporting).

11. Debt

	At June 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€1,882	€8,315	€10,197	€2,565	€9,786	€12,351
Borrowings from banks	2,239	4,762	7,001	4,025	5,378	9,403
Asset-backed financing	181	—	181	410	—	410
Other debt	898	863	1,761	937	947	1,884
Total Debt	€5,200	€13,940	€19,140	€7,937	€16,111	€24,048
Notes
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million and in June 2017, the Group repaid a note at maturity with a principal amount of €1,000 million that were issued through the Medium Term Note (“MTN”) Programme (previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme).
Borrowings from banks
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
On April 12, 2017, FCA US amended the credit agreement that governs its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”). The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. If FCA US voluntarily refinances or re-prices all or any portion of the Tranche B Term Loan due 2018 on or before the six month anniversary of the effective date of the amendment, under certain circumstances, FCA US will be obligated to pay a call premium equal to 1.0 percent of the principal amount refinanced or re-priced. After October 12, 2017, FCA US may refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty. At June 30, 2017, €877 million, including accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2018 (€948 million at December 31, 2016).

Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.
At June 30, 2017, undrawn committed credit lines totaling €7.45 billion included the €6.25 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
Fiat Chrysler Finance US Inc.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”) was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. FCF US is a finance subsidiary as defined in Rule 3-10(b) of Regulation S-X. On May 9, 2017, FCF US registered debt securities with the SEC pursuant to the filing of an automatically effective shelf registration statement on Form F-3. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.

12. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€3,041	€—	€3,041	€2,081	€—	€2,081
Accrued expenses and deferred income	1,510	2,304	3,814	1,320	2,428	3,748
Indirect taxes payables	711	21	732	667	968	1,635
Payables to personnel	968	23	991	1,006	34	1,040
Social security payables	318	6	324	312	7	319
Amounts due to customers for contract work (Note 6)	292	—	292	236	—	236
Other	2,012	201	2,213	2,349	191	2,540
Total Other liabilities	€8,852	€2,555	€11,407	€7,971	€3,628	€11,599

On January 20, 2017, the last installment of U.S.$175 million (€166 million), which was included within Other current liabilities, was paid on the obligation arising from the memorandum of understanding entered into in January 2014 by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America.
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2016, Indirect taxes payables includes federal taxes on commercial transactions accrued by the Group's Brazilian subsidiaries for which the Group (as well as a number of important industrial groups that operate in Brazil) was awaiting a decision by the Brazilian Supreme Court regarding its claim alleging double taxation.
On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the base for calculating a federal tax on revenue. FCA has accrued but has not paid such taxes for the period from 2007 to 2014 while the matter was being challenged in the Brazilian courts.  During the quarter ended June 30, 2017, Brazilian courts have been consistent in applying the merits of the Supreme Court’s ruling, including lower court decisions on our and other related indirect tax cases. As a result, the Group believes that the likelihood of economic outflow related to such indirect taxes is no longer probable and the total liability of €895 million was reversed and recorded in Reversal of a Brazilian indirect tax liability in the three and six months ended June 30, 2017. The amount is presented separately in the Interim Condensed Consolidated Income Statements for the three and six months ended June 30, 2017 due to the materiality of the item and its effect on our results, and is composed of €547 million, which was originally recognized as a reduction to Net revenues, and €348 million, which was originally recognized within Net financial expenses.
Due to the Brazilian Supreme Court having not yet issued the written minutes of its ruling, the uncertainty of scope of the application of the Supreme Court ruling pending the government’s anticipated request for modulation and due to Brazil’s current heightened political and economic uncertainty, management believes a risk of economic outflow is still greater than remote.

13. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2017 and December 31, 2016:

	At June 30, 2017				At December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Available-for-sale:
Available-for-sale investments	€3	€16	€—	€19	€135	€16	€—	€151
Available-for-sale securities	55	3	12	70	84	2	12	98
Held-for-trading:
Held-for-trading investments	46	—	—	46	49	—	—	49
Held-for-trading securities	189	—	—	189	203	—	—	203
Collateral deposits	98	—	—	98	68	—	—	68
Derivative financial assets	—	344	30	374	—	458	21	479
Cash and cash equivalents	10,768	1,538	—	12,306	15,790	1,528	—	17,318
Total Assets	€11,159	€1,901	€42	€13,102	€16,329	€2,004	€33	€18,366
Derivative financial liabilities	—	175	1	176	—	695	2	697
Total Liabilities	€—	€175	€1	€176	€—	€695	€2	€697

During the six months ended June 30, 2017, there were no transfers between levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The carrying value of Cash and cash equivalents usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).

The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended June 30
	2017		2016
	Securities	Derivative financial assets/(liabilities)	Securities	Derivative financial assets/(liabilities)
	(€ million)
At April 1	€12	€37	€12	€(18)
Gains/(Losses) recognized in Consolidated Income Statement	—	5	—	(13)
(Losses)/Gains recognized in Other comprehensive income/(loss)	—	(3)	—	20
Issues/Settlements	—	(10)	—	11
At June 30	€12	€29	€12	€—

	Six months ended June 30
	2017		2016
	Securities	Derivative financial assets/(liabilities)	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1	€12	€19	€12	€(35)
Gains/(Losses) recognized in Consolidated Income Statement	—	5	—	(20)
Gains recognized in Other comprehensive income/(loss)	—	20	—	31
Issues/Settlements	—	(15)	—	24
At June 30	€12	€29	€12	€—
Gains/(losses) included in the Condensed Consolidated Income Statement for the three and six months ended June 30, 2017 and 2016 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) for the three and six months ended June 30, 2017 and 2016 were included within Cash flow hedge reserve.
On March 21, 2017, the Group completed the sale of its available-for-sale investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares representing 1.17 percent of CNHI’s common shares for an amount of €144 million. The sale did not result in a material gain. The additional 15,948,275 special voting shares owned by the Group, which had not been attributed any value, expired upon the sale of the CNHI common shares.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2017		At December 31, 2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,051	€2,049	€2,115	€2,115
Retail financing		306	304	286	285
Finance leases		6	6	6	6
Other		292	292	171	171
Total Receivables from financing activities	7	€2,655	€2,651	€2,578	€2,577

Notes		€10,197	€10,898	€12,351	€13,164
Other debt		8,762	8,774	11,287	11,311
Asset-backed financing		181	181	410	410
Total Debt	11	€19,140	€19,853	€24,048	€24,885
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At June 30, 2017, €10,891 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2016, €13,157 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At June 30, 2017, €6,968 million and €1,806 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2016, €9,424 million and €1,887 million of Other Debt were classified within Level 2 and Level 3, respectively.

14. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2016, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Condensed Consolidated Income Statements were as follows:

	Three months ended June 30
	2017				2016
	Net revenues	Cost of revenues	Selling, general and other income	Financial expenses	Net revenues	Cost of revenues	Selling, general and other costs	Financial expenses
	(€ million)
Joint arrangements and associates	€1,178	€768	€(33)	€(9)	€1,108	€760	€3	€(8)
CNHI	€137	€72	€(1)	€—	€145	€116	€2	€—
Ferrari	€22	€86	€—	€—	€24	€49	€—	€—

	Six months ended June 30
	2017				2016
	Net revenues	Cost of revenues	Selling, general and other income	Financial expenses	Net revenues	Cost of revenues	Selling, general and other costs	Financial expenses
	(€ million)
Joint arrangements and associates	€2,263	€1,573	€(68)	€(17)	€2,159	€1,325	€8	€(14)
CNHI	€275	€157	€(1)	€—	€275	€217	€2	€—
Ferrari	€48	€173	€—	€—	€39	€81	€—	€(7)

Assets and liabilities from significant transactions with related parties were as follows:

	At June 30, 2017					At December 31, 2016
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€494	€381	€331	€133	€29	€440	€570	€186	€169	€26
CNHI	€68	€72	€14	€—	€1	€80	€82	€15	€—	€4
Ferrari	€22	€84	€—	€—	€—	€25	€75	€—	€—	€—

15. Guarantees granted, commitments and contingent liabilities
Litigation
On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with concerns raised by the U.S. Environmental Protection Agency (“EPA”) in its Notice of Violation dated January 12, 2017 related to certain software-based features in the emissions control systems in approximately 104,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles. The complaint alleges software-based features were not disclosed to the EPA during the vehicle emissions certification process, resulting in violations of the Clean Air Act.  The complaint also alleges that the software features bypass, defeat or render inoperative the vehicles’ emission control systems, causing the vehicles to emit higher levels of oxides of nitrogen (NOx) during certain normal real world driving conditions than during federal emissions tests.

We have been working with the EPA and the California Air Resources Board (“CARB”) to clarify issues related to the Company’s emissions control systems technology and announced in May that we had developed updated emissions software calibrations that we believe address the agencies’ concerns. Following this, we continued to work with the agencies on vehicle testing and refinements to these calibrations. The 2017 updates include modified emissions software calibrations, with no required hardware changes, and we expect that the calibrations will not negatively impact the fuel efficiency or performance of the vehicles.  On July 28, 2017, we received vehicle emissions certifications from the EPA and CARB permitting the production and sale of our 2017 model year Ram 1500 and Jeep Grand Cherokee diesel vehicles. We intend to work with EPA and CARB to seek their permission to use these modified emissions software calibrations to update the emissions control systems in our 2014-2016 model year Jeep Grand Cherokee and Ram 1500 diesel vehicles.

We continue to cooperate fully with the EPA, CARB and DOJ-ENRD in their continuing investigations, but intend to defend vigorously against any claims that we engaged in a deliberate scheme to install defeat devices to cheat emissions tests. We are unable to predict the outcome of these investigations at this stage and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses.

In addition, refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2016 for information on the Group's other pending litigation proceedings and governmental investigations.

16. Equity
Share capital
At June 30, 2017, share capital of FCA amounted to €19 million (€19 million at December 31, 2016) and consisted of 1,537,294,190 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,527,965,719 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2016).
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the three months ended June 30		For the six months ended June 30
	2017	2016	2017	2016
	(€ million)		(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains on re-measurement of defined benefit plans	€—	€—	€—	€2
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—	—	2

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	83	(12)	72	(37)
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(4)	(42)	68	(135)
Total Gains/(Losses) on cash flow hedging instruments	79	(54)	140	(172)
Gains/(Losses) on available-for-sale financial assets	—	3	11	(12)
Foreign exchange (losses)/gains	(1,155)	394	(1,171)	(169)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(23)	(9)	(38)	(41)
Share of Other comprehensive (loss) for equity method investees reclassified to the Consolidated Income Statement	(3)	(5)	(9)	(7)
Total Share of Other comprehensive (loss) for equity method investees	(26)	(14)	(47)	(48)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(1,102)	329	(1,067)	(401)
Total Other comprehensive income/(loss) (B1)+(B2)	(1,102)	329	(1,067)	(399)
Tax effect	7	23	(3)	85
Total Other comprehensive income/(loss), net of tax	€(1,095)	€352	€(1,070)	€(314)

The tax effect relating to Other comprehensive income/(loss) was as follows:

	For the three months ended June 30
	2017			2016
	Pre-tax balance	Tax income	Net balance	Pre-tax balance	Tax income	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€—	€—	€—	€—	€—	€—
Gains/(Losses) on cash flow hedging instruments	79	7	86	(54)	23	(31)
Gains/(Losses) on available- for-sale financial assets	—	—	—	3	—	3
Foreign exchange (losses)/gains	(1,155)	—	(1,155)	394	—	394
Share of Other comprehensive loss for equity method investees	(26)	—	(26)	(14)	—	(14)
Total Other comprehensive income/(loss)	€(1,102)	€7	€(1,095)	€329	€23	€352

	For the six months ended June 30
	2017			2016
	Pre-tax balance	Tax expense	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€—	€—	€—	€2	€(2)	€—
Gains/(Losses) on cash flow hedging instruments	140	(3)	137	(172)	87	(85)
Gains/(Losses) on available- for-sale financial assets	11	—	11	(12)	—	(12)
Foreign exchange losses	(1,171)	—	(1,171)	(169)	—	(169)
Share of Other comprehensive loss for equity method investees	(47)	—	(47)	(48)	—	(48)
Total Other comprehensive income/(loss)	€(1,067)	€(3)	€(1,070)	€(399)	€85	€(314)

17. Earnings per share
Basic earnings per share
Basic earnings per share for the three and six months ended June 30, 2017 and 2016 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, for the three months ended June 30, 2016, the weighted average number of shares outstanding included the minimum number of common shares to be converted as a result of the issuance of the mandatory convertible securities (which were mandatorily converted into FCA common shares in December 2016).
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended June 30
		2017	2016
Net profit attributable to owners of the parent	million	€1,145	€311
Weighted average number of shares outstanding	thousand	1,537,292	1,512,165
Basic earnings per share	€	€0.745	€0.206

		Six months ended June 30
		2017	2016
Net profit attributable to owners of the parent	million	€1,782	€783
Weighted average number of shares outstanding	thousand	1,533,640	1,511,795
Basic earnings per share	€	€1.162	€0.518

Diluted earnings per share
In order to calculate the diluted earnings per share for the three months ended June 30, 2017, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at June 30, 2017 as determined using the treasury stock method. In addition, for the three and six months ended June 30, 2016, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the mandatory convertible securities based on FCA's share price and pursuant to the terms of the prospectus of the mandatory convertible securities.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three months ended June 30, 2017. For the six months ended June 30, 2017, the theoretical effect that would arise if the PSU and RSU awards granted in March 2017 (refer to Note 8 - Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.

There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three and six months ended June 30, 2016.

The following tables summarize the amounts used to calculate the diluted earnings per share for the three and six months ended June 30, 2017:

		Three months ended June 30
		2017	2016
Net profit attributable to owners of the parent	million	€1,145	€311
Weighted average number of shares outstanding	thousand	1,537,292	1,512,165
Number of shares deployable for share-based compensation	thousand	16,499	39,155
Number of shares deployable for mandatory convertible securities	thousand	—	9,387
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,553,791	1,560,707
Diluted earnings per share	€	€0.737	€0.199

		Six months ended June 30
		2017	2016
Net profit attributable to owners of the parent	million	€1,782	€783
Weighted average number of shares outstanding	thousand	1,533,640	1,511,795
Number of shares deployable for share-based compensation	thousand	17,724	39,155
Number of shares deployable for mandatory convertible securities	thousand	—	8,395
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,551,364	1,559,345
Diluted earnings per share	€	€1.149	€0.502

18. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); Maserati, our global luxury brand segment; and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided. The following tables summarize selected financial information by segment for the three and six months ended June 30, 2017 and 2016:

	Mass-Market Vehicles
Three months ended June 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,081	€2,011	€976	€6,010	€1,074	€2,654	€191	€(1,072)	€27,925
Revenues from transactions with other segments	(12)	(4)	(9)	(35)	(5)	(905)	(102)	1,072	—
Revenues from external customers	€16,069	€2,007	€967	€5,975	€1,069	€1,749	€89	€—	€27,925

Net profit									€1,155
Tax expense									€1,152
Net financial expenses									€369
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	—	—	—	—	—	—	—	—	(895)
Restructuring costs(2)	—	40	—	—	—	4	—	—	44
Resolution of certain Components legal matters	—	—	—	—	—	43	—	—	43
Impairment expense(3)	—	53	—	—	—	2	—	—	55
Gains on disposal of investments(4)	—	—	—	—	—	—	—	(49)	(49)
Other	—	—	—	—	—	(7)	—	—	(7)
Adjusted EBIT	€1,351	€60	€44	€200	€152	€130	€(46)	€(24)	€1,867

Share of profit of equity method investees	€—	€—	€18	€78	€—	€4	€5	€(1)	€104
__________________________
(1) As this liability related to the Group’s Brazilian operations in multiple segments, it was not attributed to the results of the related segments.
(2) Refer to Note 10, Provisions.
(3) Impairment expense in LATAM relates to the early discontinuance of Fiat Novo Palio production and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
(4) Refer to Note 2, Scope of Consolidation.

	Mass-Market Vehicles
Three Months Ended June 30, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€17,479	€1,469	€957	€5,770	€579	€2,430	€198	€(989)	€27,893
Revenues from transactions with other segments	(9)	(40)	(4)	(45)	(3)	(785)	(103)	989	—
Revenues from external customers	€17,470	€1,429	€953	€5,725	€576	€1,645	€95	€—	€27,893

Net profit									321
Tax expense									248
Net financial expenses									491
Adjustments:
Recall campaigns - airbag inflators	414	—	—	—	—	—	—	—	414
NAFTA capacity realignment	105	—	—	—	—	—	—	—	105
Restructuring costs	—	40	—	6	—	13	—	1	60
Gains on disposal of investments	—	—	—	—	—	—	(5)	—	(5)
Other	—	—	(5)	—	—	—	(1)	—	(6)
Adjusted EBIT	€1,374	€—	€42	€143	€36	€111	€(37)	€(41)	€1,628

Share of profit of equity method investees	€2	€—	€3	€67	€—	€1	€3	€—	€76

	Mass-Market Vehicles
Six months ended June 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations		FCA
	(€ million)
Revenues	€33,181	€3,683	€1,642	€11,640	€2,023	€5,186	€376	€(2,087)		€55,644
Revenues from transactions with other segments	(30)	(8)	(18)	(60)	(10)	(1,760)	(201)	2,087		—
Revenues from external customers	€33,151	€3,675	€1,624	€11,580	€2,013	€3,426	€175	€—		€55,644

Net profit										1,796
Tax expense										1,580
Net financial expenses										805
Adjustments:
Reversal of a Brazilian indirect tax liability	—	—	—	—	—	—	—	—	0	(895)
Restructuring costs(1)	—	72	—	—	—	7	—	—		79
Resolution of certain Components legal matters	—	—	—	—	—	43	—	—		43
Impairment expense(2)	—	53	—	—	—	2	—	—		55
Gains on disposal of investments(3)	—	—	—	—	—	—	—	(49)		(49)
Other	—	—	—	—	—	(12)	—	—		(12)
Adjusted EBIT	€2,592	€40	€65	€378	€259	€248	€(101)	€(79)		€3,402

Share of profit of equity method investees	€—	€—	€32	€149	€—	€6	€7	€—		€194
__________________________
(1) Refer to Note 10, Provisions.
(2) Impairment expense in LATAM relates to the early discontinuance of Fiat Novo Palio production and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
(3) Refer to Note 2, Scope of Consolidation.

	Mass-Market Vehicles
Six months ended June 30, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€34,615	€2,780	€1,906	€10,810	€1,087	€4,749	€380	€(1,864)	€54,463
Revenues from transactions with other segments	(14)	(57)	(10)	(85)	(5)	(1,497)	(196)	1,864	—
Revenues from external customers	€34,601	€2,723	€1,896	€10,725	€1,082	€3,252	€184	€—	€54,463

Net profit									799
Tax expense									565
Net financial expenses									1,003
Adjustments:
Recall campaigns - airbag inflators	414	—	—	—	—	—	—	—	414
NAFTA capacity realignment	156	—	—	—	—	—	—	—	156
Currency devaluations	—	19	—	—	—	—	—	—	19
Restructuring costs/(reversal)	(2)	45	—	6	—	17	—	1	67
Gains on disposal of investments	—	—	—	—	—	—	(5)	—	(5)
Other	—	—	(10)	—	—	—	(1)	—	(11)
Adjusted EBIT	€2,601	€11	€54	€239	€52	€197	€(80)	€(67)	€3,007

Share of profit of equity method investees	€2	€—	€3	€131	€—	€2	€(3)	€1	€136

19. Subsequent events
Following the completion of the Merger on June 27, 2017 (Note 2, Scope of Consolidation) FCA distributed its entire interest in GEDI to holders of FCA common shares on July 2, 2017 in the ratio of 0.0484 GEDI ordinary shares for each FCA common share.

Responsibility Statement

The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of FCA and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 31, 2017

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Michelangelo A. Volpi
Patience Wheatcroft
Ermenegildo Zegna